Exhibit 12(b)

General Electric Company
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(Dollars in millions)	2017	2016	2015	2014	2013

General Electric Company and
consolidated affiliates
Earnings(a)	$(8,875)	$8,689	$7,991	$9,769	$9,040
Plus:
Interest and other financial charges
included in expense(b)	4,975	5,765	8,366	9,482	10,116
One-third of rental expense(c)	511	432	499	473	504

Adjusted “earnings”	$(3,389)	$14,886	$16,856	$19,724	$19,660

Fixed charges:
Interest and other financial charges
included in expense(b)	$4,975	$5,765	$8,366	$9,482	$10,116
Interest capitalized	42	35	26	25	29
One-third of rental expense(c)	511	432	499	473	504

Total fixed charges	$5,528	$6,232	$8,891	$9,980	$10,649

Ratio of earnings to fixed charges	-0.61	2.39	1.90	1.98	1.85

Preferred stock dividend requirements	$436	$656	$18	-	-

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.53	0.95	4.82	1.08	1.15

Preferred stock dividend factor on pre-tax basis	$667	$623	$87	-	-
Fixed charges	5,528	6,232	8,891	9,980	10,649

Total fixed charges and preferred stock
dividend requirements	$6,195	$6,855	$8,978	$9,980	$10,649

Ratio of earnings to combined fixed
charges and preferred stock dividends	-0.55	2.17	1.88	1.98	1.85

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.